EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations through the eyes of our management. We recommend that you read this in conjunction with our interim financial statements for the three months ended March 31, 2011, our 2010 annual financial statements and our 2010 annual management’s discussion and analysis. We have organized our management’s discussion and analysis in the following key sections:

•	Overview – a brief discussion of our business;

•	Results of Operations – a comparison of our current and prior period results;

•	Liquidity and Capital Resources – a discussion of our cash flow and debt;

•	Outlook – our current business and financial outlook for 2011;

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder and others;

•	Subsequent Events – a discussion of material events occurring after March 31, 2011 and through the date of this management’s discussion and analysis;

•	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements;

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies;

•	Additional Information – other required disclosures; and

•	Appendices – supplemental information and discussion.

References in this discussion to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

This management's discussion and analysis also contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

•	General economic conditions and market trends and their anticipated effects on our business;

•	Our 2011 financial outlook;

•	Investments that we have made and plan to make;

•	Anticipated cost savings to be realized from our integration and legacy savings programs; and

•	Our liquidity and capital resources available to us to fund our ongoing operations, investments and returns to shareholders.

For additional information related to forward-looking statements and material risks associated with them, please see the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

This management’s discussion and analysis is dated as of April 28, 2011.

OVERVIEW

KEY HIGHLIGHTS

In the first quarter of 2011, we continued the positive momentum that we experienced in the last quarter of 2010.

•	Revenue growth accelerated, benefiting from 2010 investments in new products and acquisitions and improved markets;

•	Underlying operating profit margin(1) was impacted by efficiency-related charges which are expected to pay back within the year; and

•	We expect business divestitures to provide approximately $1 billion of net proceeds for re-investment to drive growth and returns.

Revenues – Our revenues from ongoing businesses were $3.2 billion, a 5% increase before currency impacts(1). Revenues increased in both our Professional and Markets divisions, and in particular within our Legal and Enterprise businesses.

Adjusted EBITDA and underlying operating profit margins (1) - Adjusted EBITDA and underlying operating profit margins declined because of a $39 million efficiency-related charge. Excluding this charge, adjusted EBITDA and underlying operating profit margins increased 70 basis points and 40 basis points, respectively, compared to the prior year period.

New products gaining momentum

•	WestlawNext has been sold to over 18,500 customers since its launch in February 2010;

•	Thomson Reuters Eikon has been sold or migrated to over 19,000 desktops since its launch in September 2010; and

•	Thomson Reuters Elektron has been adopted in established and emerging markets.

Portfolio optimization

•	In Markets, we expect to divest two businesses, Enterprise Risk and Portia, in the second half of the year; and

•	In Professional, earlier this month, we sold the Scandinavian legal, tax and accounting businesses and we reached agreement to sell the BARBRI legal education business.

Integration program - We continued to make good progress and achieved run-rate savings of $1.5 billion at March 31, 2011. We expect to achieve our aggregate run-rate savings target (including legacy efficiency programs) of $1.7 billion by program completion at the end of this year.

We recently reaffirmed our 2011 business outlook that we originally communicated in February. Additional information is provided in the “Outlook” section of this management’s discussion and analysis.

OUR BUSINESS AND STRATEGY

Who we are and what we do – We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. Through over 55,000 people in over 100 countries, we deliver this must-have insight to the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world’s most trusted news organization.

How we make money – We serve a wide variety of customers with a single, tested business model. We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets. Within each of the markets we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

Our operational structure — We are organized in two divisions:

•	Professional, which consists of our legal, tax and accounting, and healthcare and science businesses; and

•	Markets, which consists of our financial and media businesses.

We also report a Corporate & Other category that principally includes corporate expenses, certain share-based compensation costs, certain fair value adjustments and expenses for our integration programs.

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

SEASONALITY

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs, excluding integration programs expenses, are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

INTEGRATION PROGRAMS

In 2011, we expect to complete the integration program we commenced in 2008 as a result of the Reuters acquisition. The major initiatives associated with the program relate to:

•	Realizing cost synergies through headcount reductions;

•	Retiring legacy products and systems;

•	Consolidating data centers;

•	Rolling out new strategic products; and

•	Capturing revenue synergies.

The following chart summarizes the run-rate savings we have achieved and the annual savings (including legacy efficiency programs) that we expect to achieve by completion of the program at the end of this year, as well as the actual and projected costs to achieve these savings levels.

($ millions)	Run-rate savings and One-time expenses

* Total costs exclude $68 million of Reuters transaction-related expenses incurred in 2008.

We incurred $70 million of costs in the first quarter. As of March 31, 2011, we had achieved run-rate savings of approximately $1.5 billion. The incremental $80 million in run-rate savings achieved in the first quarter of 2011 compared to year-end 2010 was largely attributable to retiring legacy products and execution of our sales and customer service transformation programs.

USE OF NON-IFRS FINANCIAL MEASURES

In addition to our results reported in accordance with International Financial Reporting Standards (IFRS), we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. These non-IFRS measures include:

•	Revenues from ongoing businesses;

•	Revenues at constant currency (before currency or revenues excluding the effects of foreign currency);

•	Operating profit from ongoing businesses;

•	Underlying operating profit and underlying operating profit margin;

•	Adjusted EBITDA and adjusted EBITDA margin;

•	Adjusted earnings and adjusted earnings per share from continuing operations;

•	Net debt;

•	Free cash flow; and

•	Underlying free cash flow.

We have historically reported non-IFRS financial measures as we believe their use provides more insight into our performance. Please see Appendix A for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Non-IFRS financial measures are unaudited. See the sections entitled “Results of Operations”, “Liquidity and Capital Resources” and Appendix B for reconciliations of these non-IFRS measures to the most directly comparable IFRS measures.

RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Below, we discuss our results from continuing operations as presented in our income statement. Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from businesses classified as discontinued operations.

We measure the performance of our ongoing businesses. Ongoing businesses exclude discontinued operations and the results of disposals. Disposals are businesses sold or held for sale that could not be classified as discontinued operations. We recently announced our intention to sell our Markets division’s Enterprise Risk and Portia businesses, both of which are expected to close in the second half of the year. These businesses have been excluded from ongoing businesses. See “Subsequent Events” for additional information.

In analyzing our revenues, we measure the performance of existing businesses and the impact of acquired businesses on a constant currency basis. We separately identify the effect of foreign currency on our reported revenues.

CONSOLIDATED RESULTS

The following table provides a summary of our results for the periods indicated:

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2011	2010	Change
IFRS Financial Measures
Revenues	3,330	3,140	6%
Operating profit	396	321	23%
Diluted earnings per share	$0.30	$0.15	100%

Non-IFRS Financial Measures
Revenues from ongoing businesses	3,240	3,057	6%
Underlying operating profit	556	550	1%
Underlying operating profit margin	17.2%	18.0%	(80	) bp
Adjusted EBITDA	751	725	4%
Adjusted EBITDA margin	23.2%	23.7%	(50	) bp
Adjusted earnings per share from continuing operations	$0.39	$0.36	8%
bp= basis points.

Foreign currency effects. With respect to the average foreign exchange rates we use to report our results, the U.S. dollar weakened against the British pound sterling, Japanese yen and other major currencies in the first quarter of 2011 compared to the same period in 2010, but strengthened against the Euro. Given our currency mix of revenues and expenses around the world, these fluctuations had a positive impact on the amount of our revenues in U.S. dollars, but did not impact our underlying operating profit margin.

Revenues. The following table provides information about our revenues:

	Three months ended March 31,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	3,240	3,057	2%	3%	5%	1%	6%
Revenues from disposals	90	83	n/m	n/m	n/m	n/m	n/m
Revenues	3,330	3,140	n/m	n/m	n/m	n/m	6%

n/m = not meaningful.

Revenues from ongoing businesses increased on a constant currency basis driven by contributions from both our Professional and Markets divisions, which increased 8% and 2%, respectively. These results reflected a continuing acceleration in our revenue growth.

Revenue Growth Rate
(revenues from ongoing businesses)
(year–over–year % change before currency)

Our accelerating revenue growth has been driven by three factors:

•
Our investment in new product platforms such as WestlawNext, Thomson Reuters Eikon, Thomson Reuters Elektron, ONESOURCE global tax workstation and Advantage Suite 5.0 has delivered an advanced set of products for our customers;

•	Improving conditions in both the financial and legal services markets; and

•	Expansion through acquisition and execution of our globalization strategy, which is focused on rapidly developing economies and leveraging our global presence.

We expect these underlying trends will continue through 2011. However, further acceleration in the rate of revenue growth will be challenged as the prior year comparable included significant contributions from newly acquired businesses in the second half of the year.

Operating profit, underlying operating profit and adjusted EBITDA. The following table provides information about our operating profit and our non-IFRS financial measures, underlying operating profit and adjusted EBITDA:

	Three months ended March 31,
(millions of U.S. dollars)	2011	2010	Change
Operating profit	396	321	23%
Adjustments:
Amortization of other identifiable intangible assets	144	129
Integration programs expenses	70	97
Fair value adjustments	(2)	9
Other operating gains, net	(33)	(1)
Disposals	(19)	(5)
Underlying operating profit	556	550	1%
Adjustments:
Integration programs expenses	(70)	(97)
Depreciation and amortization of computer software from ongoing businesses	265	272
Adjusted EBITDA (1)	751	725	4%

Underlying operating profit margin	17.2%	18.0%	(80	) bp
Adjusted EBITDA margin	23.2%	23.7%	(50	) bp

(1)	See Appendix B for a reconciliation of earnings from continuing operations to adjusted EBITDA.

bp = basis points.

Operating profit increased due to higher revenues across our business, savings from efficiency and integration initiatives and lower integration-related expenses. Additionally, operating profit benefited from a $35 million gain in connection with the termination of a vendor agreement. Partially offsetting these increases was a $39 million efficiency-related charge, from which we expect to realize cost savings of approximately $40 million in 2011, as well as longer term savings.  The efficiency-related charge and related savings are non-integration related and result from ongoing efficiency opportunities to streamline our operations. We expect the benefits from these actions to contribute to margin improvement as the year progresses. The $39 million efficiency-related charge is reflected in the results of our divisions (Markets - $28 million; Professional - $11 million).

Underlying operating profit, which excludes the benefit from lower integration expenses as well as from the termination of a vendor agreement, increased slightly. The underlying operating profit margin decreased reflecting dilution from 2010 acquisitions and the $39 million efficiency-related charge, which reduced the margin by 120 basis points. Excluding the efficiency-related charge, underlying operating profit and adjusted EBITDA margins improved 40 and 70 basis points, respectively.

Operating expenses. The following table provides information about our operating expenses:

	Three months ended March 31,
(millions of U.S. dollars)	2011	2010	Change
Operating expenses	2,552	2,412	6%
Remove:
Fair value adjustments (1)	2	(9)
Operating expenses, excluding fair value adjustments	2,554	2,403	6%

(1)
Fair value adjustments primarily represent non-cash accounting adjustments from the revaluation of embedded foreign exchange derivatives within certain customer and vendor contracts due to fluctuations in foreign exchange rates and mark to market adjustments from certain share-based awards.

Operating expenses (excluding fair value adjustments) increased due to higher staff costs. Staff costs, which include salaries, bonuses, commissions, benefits, payroll taxes and share-based compensation, increased 12% and represented approximately 55% of our expenses in the first quarter of 2011 compared to 52% in the prior year period. The increases were due to a $39 million efficiency-related charge, integration-related actions, as well as staff costs associated with acquisitions. These increases were mitigated by savings generated from tight cost controls, efficiency and integration initiatives. Operating expenses in 2011 also reflected lower costs associated with a decrease in recoveries revenues (which are low-margin revenues we collect and pass through to a third party provider, such as stock exchange fees) in our Markets division.

Depreciation and amortization.

	Three months ended March 31,
(millions of U.S. dollars)	2011	2010	Change
Depreciation	107	138	(22%)
Amortization of computer software	164	141	16%
Amortization of other identifiable intangible assets	144	129	12%

•	Depreciation. The decrease reflected that certain assets acquired in the Reuters acquisition are now fully depreciated. This impact more than offset increases from new capital expenditures.

•
Amortization of computer software. The increase reflected higher amortization attributable to investments in products launched in 2010 such as Thomson Reuters Eikon and WestlawNext, investments in growth initiatives and assets of newly-acquired businesses.

•
Amortization of other identifiable intangible assets. The increase was due to amortization from newly-acquired assets, which more than offset decreases from the completion of amortization for certain identifiable intangible assets acquired in previous years.

Other operating gains, net. Other operating gains, net, of $33 million for the three months ended March 31, 2011 included a $35 million gain in connection with the termination of an information technology (IT) outsourcing agreement. Earlier this year, we reached agreement with a vendor to terminate the agreement, which had been signed by Reuters prior to the acquisition of that business. We and the vendor mutually terminated the agreement as the vendor was unable to provide certain services. Following a transition period with the vendor, we plan to fold these technology support services into existing in-house operations.

For the full year, we expect to record total charges of approximately $100 million relating to this termination, net of the gain recorded in the first three months. The net charges represent payments that were made to the vendor in prior periods for which we will receive no future value, net of amounts that are payable by us and the vendor in connection with the termination and subsequent transition. The majority of the net charges will be non-cash and must be amortized over the transition period of the contract, resulting in a net charge over the remainder of the year.

Net interest expense. Net interest expense was $101 million and $93 million in the three months ended March 31, 2011 and 2010, respectively. The increase was due to higher interest charges related to indirect taxes and uncertain tax positions.

Other finance income (costs). Other finance income was $7 million in the three months ended March 31, 2011 compared to other finance costs of $63 million in the prior year period. The variance reflects a $62 million loss in the prior year, principally representing premiums paid for our early redemption of debt securities.

Tax expense. Tax expense for the three months ended March 31, 2011 and 2010 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. However, because the geographical mix of pre-tax profits and losses in interim periods may not be reflective of full year results, this distorts our interim period effective tax rate.

Net earnings and earnings per share. Net earnings were $257 million for the three months ended March 31, 2011 compared to $134 million in the prior year period and the related diluted earnings per share were $0.30 and $0.15, respectively. Net earnings and diluted earnings per share increased principally due to higher operating profit. In addition, the prior year reflected a loss in connection with our early redemption of debt securities.

Adjusted earnings and adjusted earnings per share from continuing operations. The following table presents our adjusted earnings calculation:

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2011	2010	Change
Earnings attributable to common shareholders	250	127	97%
Adjustments:
Disposals	(19)	(5)
Fair value adjustments	(2)	9
Other operating gains, net	(33)	(1)
Other finance (income) costs	(7)	63
Share of post-tax earnings in equity method investees	(5)	-
Tax on above	9	(4)
Interim period effective tax rate normalization	(10)	(18)
Amortization of other identifiable intangible assets	144	129
Discontinued operations	(2)	-
Dividends declared on preference shares	(1)	(1)
Adjusted earnings from continuing operations	324	299	8%
Adjusted earnings per share from continuing operations	$0.39	$0.36	8%

Adjusted earnings from continuing operations and the related per share amount increased primarily due to lower integrations programs expenses and higher underlying operating profit. The $39 million efficiency-related charge reduced adjusted earnings per share by $0.03 per share in the first quarter of 2011.

SEGMENT RESULTS

A discussion of the operating results of each of our segments follows. We measure the performance of our ongoing businesses. Ongoing businesses exclude discontinued operations and the results of disposals. Disposals are businesses sold or held for sale that could not be classified as discontinued operations. In addition, our definition of segment operating profit as reflected below may not be comparable to that of other companies. We define segment operating profit as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses and (iii) certain asset impairment charges. We use this measure for our segments because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues. As a supplemental measure of segment performance, we use EBITDA and the related margin.

Professional division

	Three months ended March 31,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	1,377	1,267	4%	4%	8%	1%	9%
Revenues from disposals (1)	31	29	n/m	n/m	n/m	n/m	n/m
Revenues	1,408	1,296	n/m	n/m	n/m	n/m	9%

	Three months ended March 31,
(millions of U.S. dollars)	2011	2010	Change
EBITDA	419	397	6%
EBITDA margin	30.4%	31.3%	(90	) bp

Operating profit from ongoing businesses	301	289	4%
Operating profit from disposals (1)	11	-
Operating profit	312	289	8%

Operating profit margin for ongoing businesses	21.9%	22.8%	(90	) bp
Operating profit margin	22.2%	22.3%	(10	) bp

(1)
Comprised of our BARBRI legal education business, which we have reached agreement to sell, our Scandinavian legal, tax and accounting businesses, sold in April 2011 and PLM (a drug information provider in Latin America) within our Healthcare & Science segment, sold in 2010. See “Subsequent Events”.

n/m = not meaningful; bp = basis points.

Professional division revenues from ongoing businesses increased on a constant currency basis driven by growth across all businesses, and in particular, Legal, which increased 10% before currency, led by growth across all major units and contributions from acquired businesses.

EBITDA and operating profit from ongoing businesses increased due to the benefits of scale from higher revenues and savings from efficiency initiatives, partially offset by an $11 million efficiency-related charge. The related margins were negatively impacted by the efficiency-related charge and the dilutive effect from 2010 acquisitions. Operating profit and the related margin also absorbed the impact of amortization and depreciation from 2010 acquisitions and growth investments.

Excluding the $11 million efficiency charge, EBITDA margin and operating profit margin for ongoing businesses were 31.2% and 22.7%, respectively, both down 10 basis points compared to the prior year period.

Legal

	Three months ended March 31,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	885	799	4%	6%	10%	1%	11%
Revenues from disposals (1)	29	26	n/m	n/m	n/m	n/m	n/m
Revenues	914	825	n/m	n/m	n/m	n/m	11%

	Three months ended March 31,
(millions of U.S. dollars)	2011	2010	Change
EBITDA	291	278	5%
EBITDA margin	32.9%	34.8%	(190	) bp

Operating profit from ongoing businesses	216	210	3%
Operating profit from disposals (1)	10	-
Segment operating profit	226	210	8%

Operating profit margin for ongoing businesses	24.4%	26.3%	(190	) bp
Segment operating profit margin	24.7%	25.5%	(80	) bp

(1)	Comprised of our BARBRI legal education business, which we have reached agreement to sell, and our Scandinavian legal business, sold in April 2011. See “Subsequent Events”.

n/m = not meaningful; bp = basis points.

Revenues from ongoing businesses increased on a constant currency basis with contributions from both existing businesses and 2010 acquisitions (such as Revista dos Tribunais, Canada Law Book, Complinet, Pangea3 and Serengeti).

•	Subscription revenues, which include Westlaw and other businesses, increased 8%, led by FindLaw, which increased 16%;

•	Non-subscription revenues increased 26%, primarily due to strong sales at our Elite law firm automation unit, which increased 30%, and acquisitions; and

•	Print revenues increased 5% due to timing and stabilizing print attrition.

From a customer and market perspective, revenues from:

•	Corporate, Government and Academic increased 12% (8% from existing businesses) and included contributions from acquisitions such as Serengeti;

•	Business of Law increased 20% (16% from existing businesses), as noted above, led by FindLaw and Elite;

•	Small and solo firms increased 1%; and

•	Large law firms decreased 3%.

EBITDA and operating profit from ongoing businesses increased due to the benefits of scale from higher revenues and savings from efficiency initiatives, partially offset by a $10 million efficiency-related charge. The related margins were negatively impacted by the efficiency-related charge and the dilutive effect from 2010 acquisitions. Operating profit and the related margin also absorbed amortization and depreciation from 2010 acquisitions and growth investments.

Excluding the $10 million efficiency related charge, EBITDA and operating profit from ongoing businesses both increased 8% and the related margins declined 80 basis points to 34.0% and 25.5%, respectively.

Tax & Accounting

	Three months ended March 31,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	272	260	3%	1%	4%	1%	5%
Revenues from disposals (1)	2	2	n/m	n/m	n/m	n/m	n/m
Revenues	274	262	n/m	n/m	n/m	n/m	5%

	Three months ended March 31,
(millions of U.S. dollars)	2011	2010	Change
EBITDA	66	57	16%
EBITDA margin	24.3%	21.9%	240	bp

Operating profit from ongoing businesses	41	35	17%
Operating profit from disposals (1)	1	-
Segment operating profit	42	35	20%

Operating profit margin for ongoing businesses	15.1%	13.5%	160	bp
Segment operating profit margin	15.3%	13.4%	190	bp

(1)	Comprised of our Scandinavian tax and accounting business, sold in April 2011. See “Subsequent Events”.

n/m = not meaningful; bp = basis points.

Revenues from ongoing businesses increased on a constant currency basis reflecting the following:

•
Workflow & Service Solutions, which comprised two-thirds of segment revenues, increased 5% from continued demand for our Income Tax software products and Global Tax solutions as well as contributions from acquired businesses; and

•
Business Compliance & Knowledge Solutions revenues increased 3%, as a 12% increase in online revenues, which include Checkpoint, and contributions from acquisitions were partially offset by a decline in print, which comprised approximately 8% of Tax and Accounting’s revenues from ongoing businesses.

EBITDA and operating profit from ongoing businesses and the related margins increased due to the benefits of scale from higher revenues and savings from efficiency initiatives. These results represent the third consecutive quarter of double-digit EBITDA growth for Tax & Accounting. Operating profit margin for ongoing businesses was also affected by higher amortization associated with prior investments.

Healthcare & Science

	Three months ended March 31,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	220	208	5%	1%	6%	-	6%
Revenues from disposals (1)	-	1	n/m	n/m	n/m	n/m	n/m
Revenues	220	209	n/m	n/m	n/m	n/m	5%

	Three months ended March 31,
(millions of U.S. dollars)	2011	2010	Change
EBITDA	62	62	-
EBITDA margin	28.2%	29.8%	(160	) bp

Operating profit from ongoing businesses	44	44	-
Operating profit from disposals (1)	-	-
Segment operating profit	44	44	-

Operating profit margin for ongoing businesses	20.0%	21.2%	(120	) bp
Segment operating profit margin	20.0%	21.1%	(110	) bp

(1)	Comprised of PLM (a drug information provider in Latin America), sold in 2010.

n/m = not meaningful; bp = basis points.

Revenues from ongoing businesses increased on a constant currency basis driven by our Payer and Life Sciences businesses. Payer revenues increased double-digits reflecting continued strong demand for our healthcare spending analytics solutions. Life Sciences revenues increased 14% reflecting strong demand for biology and disease analytics products and contributions from our 2010 acquisition of GeneGo. Scientific & Scholarly Research revenues decreased 2% due to unfavorable timing, as the prior year period benefited from an outright backfile sale.

EBITDA and operating profit from ongoing businesses were unchanged compared to the prior year period. The decline in the related margins was due to timing of revenues and a difficult prior year comparable.

Markets division

	Three months ended March 31,			Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Sales & Trading	927	890	-	2%	2%	2%	4%
Investment & Advisory	560	559	(1%)	-	(1%)	1%	-
Enterprise (1)	296	263	10%	-	10%	3%	13%
Media	82	80	1%	-	1%	1%	2%
Revenues from ongoing businesses	1,865	1,792	1%	1%	2%	2%	4%
Revenues from disposals (1)	59	54	n/m	n/m	n/m	n/m	n/m
Revenues	1,924	1,846	n/m	n/m	n/m	n/m	4%

	Three months ended March 31,
(millions of U.S. dollars)	2011	2010	Change
EBITDA	471	475	(1%)
EBITDA margin	25.3%	26.5%	(120	) bp

Operating profit from ongoing businesses	330	318	4%
Operating profit from disposals (1)	8	5
Segment operating profit	338	323	5%

Operating profit margin for ongoing businesses	17.7%	17.7%	-
Segment operating profit margin	17.6%	17.5%	10	bp

(1)	Results for 2010 reflect our 2011 presentation of disposals, comprised of the Enterprise Risk and Portia businesses, which were announced for sale in April 2011. See “Subsequent Events”.

n/m = not meaningful; bp = basis points.

Revenues from ongoing businesses increased on a constant currency basis, continuing the improving trend from 2010. Recoveries revenues were down 5% in the first quarter, as exchanges continue to move clients to a direct bill model and we lose these low-margin fees. Excluding recoveries revenues, Markets revenue growth on a constant currency basis was 3%. The following chart illustrates the improving revenue trends both with and without recoveries revenues.

Revenue Growth Rate
(revenues from ongoing businesses)
(year–over–year % change before currency)

In the first quarter of 2011, revenue growth was led by Enterprise, Commodities & Energy and Tradeweb, partially offset by lower revenues from Investment Management and Exchange Traded Instruments.

By revenue type:

•
Subscription revenues, which comprised 77% of Markets revenues, increased 2%, including the benefit of a price increase. Our 2010 product releases, including Thomson Reuters Elektron, our low-latency data distribution platform and Thomson Reuters Eikon, our next generation desktop platform, continue to gain momentum;

•
Transaction revenues increased 15%, driven by our change in ownership of Tradeweb, which we fully consolidate in our results since obtaining a controlling interest in that entity in the fourth quarter of 2010. Transaction growth was 4% excluding the impact of our change in ownership of Tradeweb;

•	Recoveries revenues (low-margin revenues that we collect and largely pass-through to a third party provider, such as stock exchange fees) declined 5% as noted above; and

•	Outright revenues, which represented a small portion of Markets revenues, increased 3%.

By geography, revenues increased across all major regions of the world. Asia increased 3%, and Europe, Middle East and Africa (EMEA) and the Americas each increased 2%.

Further analysis of revenues from the Markets division’s businesses, on a constant currency basis, is as follows:

•
Sales & Trading revenues increased primarily from Tradeweb, which grew 35%, driven by our change in ownership of Tradeweb, which we fully consolidate in our results since obtaining a controlling interest in that entity in the fourth quarter of 2010. Tradeweb growth was 9% excluding the impact of our change in ownership in that entity. Recoveries declined 9%. Excluding recoveries, Sales & Trading revenues increased 5%. Commodities & Energy revenues increased 9%, primarily due to our 2010 acquisition of Point Carbon. Treasury revenues increased 1%, as growth was impacted by 2010 cancellations. Exchange Traded Instruments revenues decreased 6%, due to our decision to shut down certain low-margin legacy products as part of our integration and the continued reduction of recoveries revenues.

•
Investment & Advisory revenues decreased as a 3% increase in revenues from Corporate customers and a 1% increase in revenues from Wealth Management were more than offset by a 4% decline in revenues from Investment Management. Investment Management’s performance has been affected by competitive pressures. A plan has been established to improve the performance of the Investment Management unit, including changes in management and go-to-market strategy, as well as longer-term product enhancements culminating in the expected release of Thomson Reuters Eikon for Investment Management later this year.

•
Enterprise revenues increased driven by continued demand for its data distribution platform, Thomson Reuters Elektron. Enterprise Real Time Solutions revenues increased 10%, as customers continued to invest in low-latency data feeds and hosting solutions. Platform revenues increased 4%, driven by sales of recurring products. Content revenues increased 17%, driven by growth in pricing and reference data. Revenues from Omgeo, our trade processing joint venture with The Depository Trade & Clearing Corporation, increased 7%, driven by higher equity volumes.

•	Media revenues increased driven by new sales. Consumer revenues increased 6%, driven by higher online advertising sales across all global properties. News Agency revenues were unchanged.

EBITDA and the related margin declined due to a $28 million efficiency-related charge. Excluding this charge, EBITDA increased 5% and the related margin increased 30 basis points.

Operating profit from ongoing businesses reflected lower depreciation and amortization due to a lessening impact from assets acquired in the Reuters acquisition, which more than offset increases attributable to products launched in the latter part of 2010 such as Thomson Reuters Eikon. Excluding the $28 million efficiency-related charge, operating profit from ongoing businesses increased 13% and the related margin increased 150 basis points.

We expect further improvement in the Markets division's margins as the year progresses, as we expect to realize integration savings and revenue growth.

Corporate & Other

The following table details our Corporate & Other expenses for the periods presented:

	Three months ended March 31,
(millions of U.S. dollars)	2011	2010	$ Change
Core corporate expenses	75	57	18
Integration programs expenses	70	97	(27)
Fair value adjustments (1)	(2)	9	(11)
Total	143	163	(20)

(1)
Fair value adjustments relate to (a) the revaluation of embedded foreign exchange derivatives within certain customer and vendor contracts; (b) mark to market adjustments on certain share-based employee compensation awards which must be considered liabilities for accounting purposes. Both of these adjustments are non-cash.

Corporate & Other expenses decreased largely reflecting lower integration programs expenses as this program winds down in 2011. Higher core corporate expenses due to timing were largely offset by favorable fair value adjustments.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2011, we had a strong liquidity position with:

•	Approximately $0.6 billion of cash on hand;

•	Access to a committed, but unused $2.5 billion syndicated credit facility; and

•	The ability to access global capital markets, as evidenced by our issuance of approximately $1.2 billion principal amount of debt securities in 2010.

Our business generates significant free cash flow attributable to our strong business model and diversified customer base. In 2011, we expect to increase free cash flow compared to 2010 as a period of heavy investment relating to the launch of new products and the Reuters integration program comes to an end. We believe that cash on hand, cash provided by our operations, our commercial paper program and available credit facility will be sufficient to fund our cash dividends, debt service, capital expenditures, acquisitions in the normal course of business and any opportunistic share repurchases.

FINANCIAL POSITION

Our total assets at March 31, 2011 and December 31, 2010 were $35.5 billion.

Net Debt

The following table presents information related to our net debt as of the dates indicated:

	As at
(millions of U.S. dollars)	March 31, 2011	December 31, 2010
Current indebtedness	693	645
Long-term indebtedness	6,931	6,873
Total debt	7,624	7,518
Swaps	(355)	(296)
Total debt after swaps	7,269	7,222
Remove fair value adjustments for hedges	(38)	(31)
Remove transaction costs and discounts included in the carrying value of debt	59	62
Less: cash and cash equivalents	(611)	(864)
Net debt	6,679	6,389

Our net debt position increased due to lower cash and cash equivalents balances. See the section entitled “Cash Flow” for additional information.

Total Equity

The following table shows the changes in our total equity:

(millions of U.S. dollars)
Balance at December 31, 2010	19,675
Net earnings	257
Share issuances	89
Effect of share-based compensation plans on paid in capital	(7)
Dividends declared on common shares	(259)
Dividends declared on preference shares	(1)
Unrecognized net loss on cash flow hedges	(5)
Change in foreign currency translation adjustment	217
Net actuarial gains on defined benefit pension plans, net of tax	19
Distributions to non-controlling interests	(5)
Balance at March 31, 2011	19,980

Additional Information on Liquidity

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. At March 31, 2011, the average maturity for our long-term debt was approximately eight years at an average interest rate (after swaps) under 6%.

At March 31, 2011, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets principally because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating expenses.

We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements.

Guarantees

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facility. Under our revolving credit facility discussed below, we must maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit facility agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit facility agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at March 31, 2011.

RATINGS OF DEBT SECURITIES

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management's discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	A-1 (low)	R-1 (low)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

There have been no changes in our credit ratings since March 1, 2011, the date of our 2010 annual management’s discussion and analysis, and we are not aware of any changes being contemplated by these rating agencies.

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

CASH FLOW

Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper program and our available credit facility, as well as the issuance of public debt. We also expect proceeds from divestitures to be a source of liquidity in 2011 (see “Subsequent Events”). Our principal uses of cash have been for debt servicing costs, debt repayments, dividend payments, capital expenditures and acquisitions. Additionally, we have occasionally used cash to repurchase outstanding shares in open market transactions, though we have not repurchased any shares since 2008.

Summary of Statement of Cash Flow

The following table presents summary cash flow information for the periods presented:

	Three months ended March 31,
(millions of U.S. dollars)	2011	2010	$ Change
Cash provided by operating activities	124	209	(85)
Cash used in investing activities	(201)	(264)	63
Cash used in financing activities	(180)	(218)	38
Translation adjustments on cash and cash equivalents	4	(10)	14
Decrease in cash and cash equivalents	(253)	(283)	30
Cash and cash equivalents at beginning of period	864	1,111	(247)
Cash and cash equivalents at end of period	611	828	(217)

Operating activities. Cash provided by operating activities decreased primarily due to unfavorable working capital, which provided a timing benefit in the fourth quarter of 2010.

Investing activities. Cash used in investing activities decreased reflecting:

•
The receipt of $21 million in the first quarter of 2011 related to a note issued to us in connection with our 2007 disposal of Prometric. These proceeds were included within investing cash flows from discontinued operations.

•	The receipt of $34 million in the first quarter of 2011 from the redemption of certain company-owned life insurance policies. These proceeds were included within other investing activities.

Acquisition and capital expenditures were largely unchanged. The majority of acquisition spending in the first quarter of 2011 was directed at global expansion of our Legal business. Within our Markets division, we invested in Thomson Reuters Eikon, which we expect to offer to our Investment & Advisory customers by the end of the year. We also continued to invest in infrastructure technology to drive efficiencies across our businesses.

Financing activities. Cash used in financing activities decreased, reflecting higher net inflows from debt-related activities and higher dividend reinvestment.

In March 2010, we issued $500 million principal amount of 5.85% notes due 2040. The net proceeds from this issuance were used to repurchase $432 million principal amount of notes as part of the tender for our $700 million principal amount of outstanding 6.20% notes due 2012. In April 2010, we completed the redemption of the remaining notes which were not tendered.

The following table sets forth dividend information for the periods presented:

	Three months ended March 31,
(millions of U.S. dollars)	2011	2010
Dividends declared	259	241
Dividends reinvested in shares	(42)	(10)
Dividends paid	217	231

In February 2011, our board of directors approved a $0.08 per share increase in the annualized dividend to $1.24 per common share.

The increase in dividends reinvested in shares reflects higher reinvestment by The Woodbridge Company Limited (Woodbridge) in the first quarter of 2011.

Free cash flow and underlying free cash flow. The following table sets forth calculations of our free cash flow and underlying free cash flow for the periods presented:

	Three months ended March 31,
(millions of U.S. dollars)	2011	2010
Net cash provided by operating activities	124	209
Capital expenditures, less proceeds from disposals	(218)	(214)
Other investing activities	35	(1)
Dividends paid on preference shares	(1)	(1)
Free cash flow	(60)	(7)
Integration programs costs (1)	73	114
Underlying free cash flow	13	107

(1)	Free cash flow includes one-time cash costs associated with our integration programs. We remove these costs to derive our underlying free cash flow.

Free cash flow and underlying free cash flow declined primarily due to unfavorable working capital, which provided a timing benefit in the fourth quarter of 2010. Free cash flow and underlying free cash flow are historically lowest in the first quarter of the year and are not indicative of our full year expectations.

Credit facility and commercial paper program. We have a $2.5 billion unsecured revolving credit facility which we may utilize to provide liquidity in connection with our commercial paper program and for general corporate purposes. The credit facility currently expires in August 2012, but we may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase, subject to approval by applicable lenders, in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion. As of March 31, 2011, we had no borrowings under the credit facility and we had $57 million in commercial paper outstanding.

Based on our current credit rating, the cost of borrowing under the agreement is priced at LIBOR plus 19 basis points (or plus 24 basis points on all borrowings when line utilization exceeds 50%). If our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our credit facility fees and borrowing costs. The facility contains certain customary affirmative and negative covenants, each with customary exceptions. The financial covenant related to this facility is described in the “Financial Position” subsection above. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

Normal course issuer bid (NCIB). Although we have not repurchased any shares since 2008, we may buy back shares from time to time as part of our capital management strategy. In May 2011, we expect to renew our NCIB share repurchase facility for an additional 12-month period.

Debt shelf prospectus. In April 2011, we filed a new shelf prospectus allowing us to issue up to $3 billion principal amount of debt securities through May 2013. As of the date of this management’s discussion and analysis, no debt securities have been issued under this prospectus.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2010 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations outside the ordinary course of business during the three months ended March 31, 2011.

CONTINGENCIES
Lawsuits and Legal Claims

In November 2009, the European Commission initiated an investigation relating to our use of our company’s Reuters Instrument Codes (RIC symbols). RIC symbols help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities). We are fully cooperating with the investigation. We do not believe that we have engaged in any anti-competitive activity related to RIC symbols.

In addition to the matter described above, we have engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against us, including the matter described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of the reporting period. The IRS has challenged certain positions taken on our tax returns for the years 2006 and 2007. It is possible that at some future date, liabilities in excess of our provisions could result from audits by, or litigation with, the IRS or other relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on our financial condition taken as a whole.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

We recently reaffirmed our business outlook for 2011 that was previously communicated in February.

The following table sets forth our current 2011 outlook, the material assumptions related to our outlook and the material risk factors that may cause actual performance to differ materially from our current expectations.

Our 2011 outlook excludes businesses we have sold or have announced for sale in 2011, as well as the impact of changes in foreign currency exchange rates.

2011 Outlook	Material assumptions	Material risk factors
Revenues expected to grow mid-single digits
—     New products gain momentum, driving positive net sales and our markets continue to recover

—     Positive global GDP growth, led by rapidly developing economies

—     Continued increase in the number of professionals around the world and their demand for high quality information and services

—     Successful execution of ongoing product release programs, globalization strategy and other growth initiatives

—     Uneven economic recovery across the markets we serve may result in reduced spending levels by our customers

—     Demand for our products and services could be reduced by changes in customer buying patterns, competitive pressures or service or product issues

—     Implementation of regulatory reform, including Dodd-Frank legislation and similar financial services laws around the world, may limit business opportunities for our customers, lowering their demand for our products and services

—     As government stimulus programs unwind, global economic recovery slows or reverts to recession

Adjusted EBITDA margin to increase by at least 300 basis points
—     Revenues expected to grow mid-single digits in 2011

—     Business mix within our Professional division continues to shift to an increasing percentage of software and solutions which have lower initial margins compared to print and non-subscription based businesses

Revenues from higher-margin print and non-subscription-based businesses remain comparable to 2010 levels

—     Integration programs completed at an in-period cost of $200 million

—     Realization of expected benefits and savings from our integration program and efficiency initiatives

—     See risk factors above related to revenue outlook

—     Revenues from higher margin print and non-subscription based businesses may be lower than expected

—     The costs of required investments exceed expectations or actual returns are below expectations

—     See the risk factors below related to integration program savings

Underlying operating profit margin expected to increase by at least 100 basis points, after absorbing a 70 basis point impact from higher depreciation and amortization related to prior years’ investments in recently launched products
— Adjusted EBITDA margin to increase by at least 300 basis points in 2011
—     See risk factors above related to Adjusted EBITDA margin

—     2011 capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization of computer software charges

Outlook	Material assumptions	Material risk factors
Free cash flow expected to increase 20% to 25%
—     Revenues expected to grow mid-single digits in 2011

—     Adjusted EBITDA margin to increase by at least 300 basis points in 2011

—     Capital expenditures decline as a percentage of revenues to between 7.5% to 8.0% of revenues in 2011
— See risk factors above related to revenue outlook and adjusted EBITDA margin — Higher capital expenditures than currently expected
Achieve integration program run-rate savings of $1.7 billion at an in-period cost of $200 million	— We will have the ability to execute our integration plan as currently anticipated	— Benefits may not be achieved to the extent, or within the time period, currently expected — The timing and amount of costs incurred in 2011 may vary from current expectations

Additionally, in 2011, we expect that: our depreciation and amortization of computer software will represent 8% to 8.5% of revenues; interest expense to be $400 to $425 million, assuming no significant change in our level of indebtedness; Core corporate expenses increase to approximately $290 million, reflecting higher healthcare costs; and our effective tax rate (as a percentage of post-amortization earnings) to be in a range of 20% to 22%, assuming no changes in current tax laws or treaties to which we are subject.

RELATED PARTY TRANSACTIONS

As of April 26, 2011, Woodbridge beneficially owned approximately 55% of our shares.

TRANSACTIONS WITH WOODBRIDGE

From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of our product and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of our subsidiaries charge a Woodbridge owned company fees for various administrative services. The total amount charged to Woodbridge for these services in 2010 was approximately $126,000.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. Premiums relating to 2010 were $67,000, which would approximate the premium charged by a third party insurer for such coverage.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, we replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

TRANSACTIONS WITH AFFILIATES AND JOINT VENTURES

From time to time, we enter into transactions in connection with our investments in affiliates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and The Depository Trust & Clearing Corporation (DTCC) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of a facility and technology and other services which were valued at approximately $2 million for the three months ended March 31, 2011.

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services, which were valued at approximately $400,000 for the three months ended March 31, 2011.

In connection with the 2008 acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. Our costs under this lease arrangement for rent, taxes and other expenses were approximately $9 million for the three months ended March 31, 2011.

OTHER TRANSACTIONS

In February 2010, we acquired Super Lawyers from an entity controlled by Vance Opperman, one of our directors, for approximately $15 million. The acquisition helped expand FindLaw’s product offerings. Mr. Opperman’s son was the CEO of the acquired business and agreed to stay on with the business through a transition period which concluded in the third quarter of 2010. Our board of directors reviewed and approved the transaction. Mr. Opperman refrained from deliberating and voting on the matter.

In October 2010, we acquired Serengeti, a provider of electronic billing and matter management systems for corporate legal departments. As a result of a prior investment in a venture lending firm, Peter Thomson, one of our directors, may have the right to receive 10% of the purchase consideration paid by our company. Mr. Thomson did not participate in negotiations related to the acquisition of Serengeti and refrained from deliberating and voting on the acquisition.

SUBSEQUENT EVENTS

DIVESTITURES

In April 2011, we announced our intention to sell the following Markets division businesses which are no longer fundamental to our strategy:

Business	Segment	Description
Enterprise Risk	Markets	A provider of risk management solutions to financial institutions, including banks, broker-dealers and hedge funds.
Portia	Markets	A provider of portfolio accounting and reporting applications.

These sales are expected to be completed in the second half of 2011, and will not qualify for discontinued operations classification.

In April 2011, we completed the sale of the Professional division’s Scandinavian legal, tax and accounting businesses and we reached agreement for the sale of the Professional division’s BARBRI legal education business, which is expected to close in the second quarter of 2011. We expect to record post-tax gains of approximately $300 million in the second quarter of 2011 from these Professional division transactions.

These completed and expected divestitures do not affect our business outlook, which we recently reaffirmed.

TAX BENEFIT

We expect to record a tax benefit of approximately $45 million in the second quarter of 2011 as a result of recognizing tax losses that arose in a prior year from the sale of an investment to our principal and controlling shareholder, Woodbridge. Because Woodbridge sold its interest in that investment to a third party in April 2011, the tax losses are now available to us for use for tax purposes.

CHANGES IN ACCOUNTING POLICIES

Please refer to the “Changes in Accounting Policies” section of our 2010 annual management’s discussion and analysis, which is contained in our 2010 annual report, as well as note 2 of our interim financial statements for the three months ended March 31, 2011, for information regarding changes in accounting policies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2010 annual management’s discussion and analysis, which is contained in our 2010 annual report, for additional information. Since the date of our 2010 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In 2011, we expect to complete the integration program we commenced in 2008 as a result of the Reuters acquisition. Our current integration efforts include a phased implementation of order-to-cash (OTC) applications and related workflow processes in our Markets division. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We continue to modify the design and documentation of the related internal control processes and procedures as the regional phased implementation progresses.

Except as described above, there was no change in our internal control over financial reporting during the three months ended March 31, 2011 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SHARE CAPITAL

As of April 26, 2011, we had outstanding 835,647,458 common shares, 6,000,000 Series II preference shares, 13,522,818 stock options and a total of 7,891,676 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

You may access other information about our company, including our 2010 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this management’s discussion and analysis, including, but not limited to statements in the ”Outlook” section are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook“ section above. Additional factors are discussed in the “Risk Factors” section of our 2010 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2011. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

APPENDIX A

NON-IFRS FINANCIAL MEASURES

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Revenues from ongoing businesses	Revenues excluding results from disposals, which are defined as businesses sold or held-for-sale that do not qualify for discontinued operations classification.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenues at constant currency (before currency or revenues excluding the effects of foreign currency)
Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.
Revenues
Operating profit from ongoing businesses	Operating profit excluding results from disposals, which are defined as businesses sold or held-for-sale that do not qualify for discontinued operations classification.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Operating profit
Underlying operating profit and underlying operating profit margin
Operating profit excluding amortization of other identifiable intangible assets, certain impairment charges, fair value adjustments, integration programs expenses, other operating gains and losses and the results of disposals. The related margin is expressed as a percentage of revenues from ongoing businesses.
		Provides a basis to evaluate operating profitability and performance trends by removing the impact of items which distort the performance of our operations.	Operating profit
Adjusted EBITDA and adjusted EBITDA margin
Underlying operating profit excluding depreciation and amortization of computer software from ongoing businesses but including integration programs expenses. The related margin is expressed as a percentage of revenues from ongoing businesses.
		Provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.	Earnings from continuing operations

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted earnings per share from continuing operations
Earnings attributable to common shareholders and per share excluding the pre-tax impacts of amortization of other identifiable intangible assets and the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charges, the results of disposals, other net finance costs or income, our share of post-tax earnings or losses in equity method investees, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares. This measure is calculated using diluted weighted average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.

Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate within an interim period, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.
Earnings attributable to common shareholders and earnings per share attributable to common shareholders

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Net debt
Total indebtedness, including the associated fair value of hedging instruments (swaps) on our debt, but excluding unamortized transaction costs and premiums or discounts associated with our debt, less cash and cash equivalents.

Provides a measure of indebtedness in excess of the current cash available to pay down debt.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider certain components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt.
Total debt (current indebtedness plus long-term indebtedness)
Free cash flow	Net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Underlying free cash flow	Free cash flow excluding one-time cash costs associated with integration programs.
Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding certain unusual items.
Net cash provided by operating activities

APPENDIX B

RECONCILIATION OF EARNINGS FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA

The following schedule provides a reconciliation of earnings from continuing operations, which is the most directly comparable IFRS measure, to adjusted EBITDA, for the periods presented. See Appendix A for additional information.

	Three months ended March 31,
(millions of U.S. dollars)	2011	2010	Change
Earnings from continuing operations	255	134	90%
Adjustments:
Tax expense	52	31
Other finance (income) cost, net	(7)	63
Net interest expense	101	93
Amortization of other identifiable intangible assets	144	129
Amortization of computer software	164	141
Depreciation	107	138
EBITDA	816	729	12%
Adjustments:
Share of post tax earnings in equity method investees	(5)	-
Other operating gains, net	(33)	(1)
Fair value adjustments	(2)	9
EBITDA from disposals	(25)	(12)
Adjusted EBITDA	751	725	4%
Adjusted EBITDA margin	23.2%	23.7%	(50	) bp
bp = basis points

RECONCILIATION OF OPERATING PROFIT TO ADJUSTED EBITDA BY DIVISION AND BUSINESS SEGMENT

	Three months ended March 31, 2011				Three months ended March 31, 2010
	Operating profit	Depreciation and amortization of computer software	Other	Adjusted EBITDA	Operating profit	Depreciation and amortization of computer software	Other	Adjusted EBITDA
Legal	216	75	-	291	210	68	-	278
Tax & Accounting	41	25	-	66	35	22	-	57
Healthcare & Science	44	18	-	62	44	18	-	62
Professional division	301	118	-	419	289	108	-	397

Markets division	330	141	-	471	318	157	-	475

Core corporate expenses	(75)	6	-	(69)	(57)	7	-	(50)
Integration programs expenses	(70)	-	-	(70)	(97)	-	-	(97)
Fair value adjustments	2	-	(2)	-	(9)	-	9	-
Corporate & Other	(143)	6	(2)	(139)	(163)	7	9	(147)
Ongoing businesses	488	265	(2)	751	444	272	9	725
Disposals	19	6	(25)	-	5	7	(12)	-
Segment totals	507	271	(27)	751	449	279	(3)	725
Amortization of other identifiable intangible assets	(144)				(129)
Other operating gains, net	33				1
Total	396				321

APPENDIX C

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2011	2010	2010	2009	2010	2009	2010	2009
Revenues	3,330	3,140	3,216	3,293	3,256	3,216	3,458	3,357
Operating profit	396	321	435	475	356	378	307	346
Earnings from continuing operations	255	134	303	323	271	156	225	176
Earnings (loss) from discontinued operations, net of tax	2	-	(6)	2	6	11	-	6
Net earnings	257	134	297	325	277	167	225	182
Earnings attributable to common shares	250	127	290	315	268	162	224	177

Dividends declared on preference shares	(1)	(1)	-	-	(1)	(1)	(1)	-

Basic earnings per share
From continuing operations	$0.30	$0.15	$0.36	$0.38	$0.31	$0.18	$0.27	$0.21
From discontinued operations	-	-	(0.01)	-	0.01	0.01	-	-
	$0.30	$0.15	$0.35	$0.38	$0.32	$0.19	$0.27	$0.21
Diluted earnings per share
From continuing operations	$0.30	$0.15	$0.36	$0.38	$0.31	$0.18	$0.27	$0.21
From discontinued operations	-	-	(0.01)	-	0.01	0.01	-	-
	$0.30	$0.15	$0.35	$0.38	$0.32	$0.19	$0.27	$0.21

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs, excluding integration programs expenses, are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Results for all periods presented reflect both the expenses and savings benefits of the integration programs we commenced in 2008 related to the Reuters acquisition and which we expect to complete by the end of this year.

Revenue growth continued to accelerate in the first quarter of 2011, benefiting from 2010 investment in new products and acquisitions and improved markets. Operating profit also included a $35 million gain in connection with the termination of a vendor agreement and a $39 million efficiency-related charge. Integration programs expenses declined as this program begins to wind down.

Significant acceleration in our revenue trends began in the latter part of 2010 as the impacts from negative net sales in 2009 on our subscription revenues lessened and as we benefitted from positive net sales throughout 2010, with a return to year-over-year revenue growth (before currency) in the third quarter of 2010. High-margin, non-subscription and print-related revenues declined in our Professional division through most of 2010. However, print attrition in particular returned to historic levels (and remains stable in 2011) and higher transaction levels were experienced in selected areas in both our Professional and Markets divisions as economic recovery continued. The return to revenue growth in the latter half of 2010 contributed to higher operating profit, however, continued investment in new product launches and the dilutive impacts of several acquisitions, particularly in our Legal segment, held back near term operating profit growth. Net earnings were also affected by a $62 million loss associated with our early redemption of debt securities in the first quarter of 2010.

In 2009, our results were adversely affected by the global economic recession including a change in the mix of revenues, as higher-margin print-based and non-subscription revenues decreased, while other lower-margin but higher growth businesses expanded.